United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2017

Vale S.A.

Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Manual for Participation

in the Vale S.A.

Special Meeting of Class “A” Preferred Shareholders

October 18, 2017

EXHIBITS — Documents Attached to the Manual

Exhibit I — Absentee Ballot.

Exhibit II — Information required by article 17 of CVM Instruction 481/2009.

Exhibit III — Information required by article 20 of CVM Instruction 481/2009.

I.                                       Notice of Meeting

The Class “A” Preferred Shareholders of Vale S.A. (“Vale” or “Company”) are hereby called to the Special Meeting which will be held on October 18, 2017, at 5 p.m., at the address Avenida das Américas no. 700, 2nd floor, Room 218 (auditorium), Città America, Barra da Tijuca, in this city, in order to vote on the following item on the Agenda:

I.                    Proposal for conversion of all class “A” preferred shares issued by the Company into common shares at the ratio of 0.9342 common shares to each class “A” preferred share.

According to paragraph 1 of Article 136 of Law 6.404/76, the approval of the matter above is a condition for the deliberation of item II of the Extraordinary Shareholders’ Meeting agenda to be held on the same date to be effective.

II.                                  Procedures for Participation in the Meeting

The shareholders’ participation in the Special Meeting of Preferred Class “A” Shareholders (“Meeting”) is of utmost importance. Pursuant §§1 to 3 of Article 136 of Corporate Law, the approval of the single item of the agenda is subject to the affirmative vote of shareholders that represent more than 50% of the class A preferred shares. Thus for the Meeting to be held, the presence of at least more than 50% of the total class “A” preferred shares issued by the Company is necessary. If such quorum is not met, the Company will publish a new Notice of Meeting announcing the new date for the Meeting to be held at second call.

Only holders of class “A” preferred shares issued by Vale may attend the Shareholders’ Meeting. Such attendance may be in person, by a duly constituted proxy, or by sending an absentee ballot, pursuant to CVM Instruction 481/2009 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários — “CVM”), as amended (“CVM Instruction 481/2009”).

2.1.                                                    Participation in Person

The following documents are required for shareholders to participate in person in the Meeting:

Individual

•                  valid photo I.D. (original or certified copy) of the shareholder. The following documents may be submitted: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH).

•                  proof of ownership of class A preferred shares issued by Vale issued by the depository financial institution or custodian up to four (4) business days before the date of the Meeting.

Legal Entity

•                  valid photo I.D. of the legal representative (original or certified copy). The following documents may be submitted: (i) Identity Card (RG) or Foreigner’s Identity Card (RNE); (ii) Passport; (iii) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (iv) Driver’s License (CNH).

•                  documents proving representation, including the proxy appointment and copy of the formation documents and of the minutes of the election of the directors, and, in the case of investment fund, copies of (i) the fund by-laws in force, (ii) the formation documents of its director or manager, as the case may be, and (iii) the election of such directors. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, and notarization and consularization shall not be necessary. It should be noted that documents in English and Spanish do not need to be translated either.

•                  proof of ownership of class A preferred shares issued by Vale issued by the depository financial institution or custodian up to four (4) business days before the date of the Meeting.

We remind you that the documents will be checked to ensure they are in order before the beginning of the Meeting. For this reason, the shareholders are requested to kindly arrive in advance of the aforementioned Meeting so that the documents can be duly checked in a timely manner for their participation.

2.2.                                                    Participation by Proxy

Shareholder participation in the Meeting can be through a duly constituted proxy, observing the terms of Art. 126, §1 of Law no. 6,404 of December 15, 1976, as amended (“Law 6,404/76”). The proxy must have been nominated less than one (1) year previously, and be a shareholder, a manager, a lawyer registered with the Brazilian Bar Association (Ordem de Advogados do Brasil — OAB), or be a financial institution, and the members of investment funds must be represented by their fund management company.

Pursuant to the provisions set forth in Circular-Letter/CVM/SEP/no. 01/2017, shareholders that are legal entities may be represented in the shareholders’ meeting by their legal representatives or by a duly constituted proxy in accordance with the provisions of their respective formation documents and the Brazilian Civil Code. In this specific case, it is not required that the proxy of the legal entity shareholder be qualified as a shareholder, a company manager or a lawyer. Accordingly, investment fund shareholders, pursuant to the decision of the CVM Board under CVM Administrative Proceeding no. RJ-2014-3578, may be represented in the shareholders’ meeting through legal representatives or through proxies duly constituted by their manager or director, in accordance with their by-laws. In any case, it should be noted that legal entity shareholders and investment fund shareholders who wish to be represented in the Meeting by proxy must submit, in addition to the proxy appointment and proxy’s I.D., all the documents mentioned in item 2.1 above.

Any proxy written in a foreign language must be accompanied by the corporate documents, in the case of a legal entity, and the proxy instrument, all duly translated into Portuguese by a sworn translator, and notarization and consularization shall not be necessary. It should be noted that documents in English and Spanish do not need to be translated.

In item VI of this Manual, there is a proxy template for the shareholders’ reference. Shareholders may also use proxies other than that suggested in this Manual, as long as they are in accordance with the provisions of Law 6,404/76 and the Brazilian Civil Code.

To expedite the process of conducting the Meeting, those shareholders represented through a power of attorney (proxy) may, at their sole and exclusive discretion, send the representation documents at least 72 (seventy-two) hours prior to aforementioned Meeting, to the following address:

Attn.: Investor Relations Officer

Avenida das Américas no. 700, bloco 8, 2 andar, sala 218

Barra da Tijuca — Rio de Janeiro — RJ

Despite the above-mentioned deadline, we point out that the shareholder who appears by the start of the Meeting with the required documents will be entitled to participate and vote, even if he or she has not submitted them to the Company in advance.

We remind you that the representation documents will be checked before the beginning of the Meeting to ensure they are in order. For this reason, shareholders are requested to kindly arrive in advance of the Meeting so that the documents necessary for their participation can be duly checked in timely manner for their participation.

2.3.                                                    Participation of Holders of American Depositary Shares (“ADSs”)

Holders of ADSs may attend the Meeting, in which they will be represented by Citibank N.A. (“Citibank”), as a depository financial institution, observing the terms and procedures set forth in the “Deposit Agreement” signed with Vale. Citibank will send the voting cards (proxies) to the ADS holders so that they may exercise their voting rights, and will be representing in the Meeting through its representative in Brazil, Banco Bradesco S.A.

2.4.                                                    Participation by Absentee Ballot

As set forth in art. 21-A and subsequent articles of CVM Instruction 481/2009, the shareholders may send, as of this date, their voting instructions with respect to the matter addressed at the Meeting by completing and sending the absentee ballot

(“Ballot”), attached as Exhibit I to this Manual. The content of the Ballot should reflect Exhibit 21-F of CVM Instruction 481/2009.

The Ballot must:

•                  be accessed, to be printed and completed in advance, under the banner “AGE 10.18.2017” on the first page of the Company’s website (www.vale.com), as well as on the website of the CVM; and

•                  be received at least seven (7) days prior to the Meeting date, i.e., by 10.11.2017 (inclusive). Any voting ballots received after this date will be disregarded.

The shareholder opting to exercise his or her vote through the Ballot must do so through one of the following options:

(i)                                     through instructions for completion transmitted to the Company’s depository;

(ii)           through instructions for completion transmitted to their respective custodians, in the case of shareholders holding shares deposited in a central depository; or

(iii)                               through sending the Ballot directly to the Company.

After the deadline for absentee voting, namely, as of 10.12.2017, the shareholders can no longer change the voting instructions sent, except at the Meeting, in person or through a duly constituted proxy, upon specific request to disregard the voting instructions sent by Ballot, before the matter is put up to vote.

2.4.1.                  Through instructions for completion transmitted to the Company’s depository

This option is exclusively for shareholders holding class “A” preferred shares deposited with Banco Bradesco S.A. and that are not deposited in the central depository:

The shareholder holding class “A” preferred shares that are not deposited in the central depository — namely, at the B3 S.A. — Brasil, Bolsa, Balcão (São Paulo Stock Exchange) (“B3”) — and who opts to exercise his or her right to absentee voting through providers of depository services of the Company’s shares, Banco Bradesco S.A. (“Bradesco”), shall appear at any one of Bradesco’s 5,300 branches at least 7 days before the Meeting date, during the local banking hours, and submit the completed Ballot, initialed and signed, as well as the documents identified in the table below, so that the information in the Ballot may be transferred to Bradesco’s systems.

Documents to be submitted at the Bradesco branch, together with the Ballot	Individual	Legal Entity	Investment Fund
CPF and Photo ID of the shareholder or legal representative *	X	X	X
Formation Documents, consolidated and updated **	—	X	X
Document proving powers of representation **	—	X	X
Consolidated and updated fund by-laws	—	—	X

* Types of I.D. accepted: RG, RNE, CNH, Passport and officially recognized professional association card.

** For investment funds, manager and/or administrator documents, observing the voting policy.

Under art. 21-B of CVM Instruction 481/2009, the shareholder must transmit the instructions for completing the Ballot to the depository agent at least seven (7) days before the Meeting is conducted, i.e., by 10.11.2017 (inclusive).

Shareholders with questions may contact Bradesco as follows:

Tel: 0800 701 1616

e-mail: 4010.acecustodia@bradesco.com.br

Bradesco informs that the information above was inserted solely so the shareholder can have a channel to ask any questions related to sending the ballot to the depository agent. However, Bradesco shall not accept the receipt of Ballots through electronic mail, and only ballots submitted through any Bradesco branch shall be considered, in the terms and conditions set forth in this Manual.

2.4.2.                  Through instructions for completion transmitted to their respective custodians

This option is exclusively for shareholders holding class “A” preferred shares under custody of the central depository — i.e., at B3. In this case, the absentee vote shall be exercised by shareholders in accordance with the procedures adopted by their respective custodians.

The shareholder holding class “A” preferred shares deposited in the Central Depository of B3 and who opts to exercise his or her right to absentee vote through service providers must transmit their voting instructions to their respective custodians, observing the rules established by them, which, in turn, shall forward such voting intentions to the Central Depository of B3.

To do so, the shareholders should get in touch with their respective custodians and check the procedures established by them to issue the voting instructions through the Ballot, as well as the documents and information they require to exercise such right, in order to send the respective ballot in a timely manner for their participation.

Under art. 21-B of CVM Instruction 481/2009, the shareholder must transmit the instructions for completing the Ballot to their custodians at least seven days before the Meeting is conducted, i.e., by 10.11.2017 (inclusive), unless a different deadline, which must be before such date, is established by their custodians.

Please note that, as established by art. 21-S of CVM Instruction 481/2009, the Central Depository of B3, upon receiving voting instructions of shareholders through their respective custodians, will disregard any instructions differing from that same vote that may have been issued by the same CPF (Individual Taxpayer I.D.) or CNPJ (Corporate Taxpayer I.D.) number.

2.4.3.                  Through sending the Ballot directly to the Company

The shareholders may also, as an alternative to the procedures described in items 2.4.1 and 2.4.2 above, send their Ballots directly to the Company.

To do so, the shareholders must print the Ballot (attached as Exhibit I to this Manual), complete it, initial all the pages and sign it, noting that the Company does not require certified signatures on Ballots issued in Brazil or notarization of those issued outside of Brazil.

Then, the shareholders must send the Ballot, duly completed, initialed and signed, and with the signatory’s signature certified or notarized, as applicable, to the following mailing address: Avenida das Américas no. 700, bloco 8, 2 andar, loja 218, Barra da Tijuca, in the city of Rio de Janeiro — RJ, to the attention of the Investor Relations Office, together with a copy of the documents listed below:

Individuals

•                  valid photo I.D. of the shareholder. The following documents may be submitted: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH).

Legal entities

•                  documents proving representation, including copy of the formation documents and of the minutes of the election of the directors, and, in the case of investment fund, copy (i) of fund by-laws in force, (ii) of the formation documents of its director or manager, as the case may be, and (iii) of the election of such directors. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, and notarization and consularization shall not be necessary. It should be noted that documents in English and Spanish do not need to be translated.

•                  valid photo I.D. of the legal representative. The following documents may be submitted: (i) Identity Card (RG) or Foreigner’s Identity Card (RNE); (ii) Passport; (iii) Professional Association card accepted as identification for legal purposes (for example, OAB, CRM, CRC, CREA); or (iv) Driver’s License (CNH).

The shareholder may also, if he or she prefers, send the documents to the Company in advance, by sending digitalized copies of the Ballot and the documents referred to above to the email address vale.ri@vale.com. Either way, it is indispensable that the Company receives the original (physical) copy of the Ballot and copies of the other documents sent before via email by the shareholder, within seven (7) days before the Meeting, i.e., by 10.11.2017 (inclusive), to the address mentioned above in this item 2.4.3.

Within three (3) days after receipt of such documents, the Company shall contact the shareholder, via the email address listed in item 2.1 of the Ballot, to confirm its receipt and acceptance.

If the Ballot is not properly completed or accompanied by the documents of proof described above, it will be disregarded and such fact shall be informed to the shareholder via digital communication sent to the email address listed in item 2.1 of the Ballot, which will indicate the need to resend the Ballot or the accompanying documents (provided there is sufficient time), describing the procedures and deadlines needed to correct the absentee vote.

During the voting period, the shareholder may send new voting instructions to the Company, if he or she understands it is necessary, and the voting map of the Company shall consider the last voting instruction submitted.

If there are differences between the Ballot received directly by the Company and the voting instruction contained in the voting map provided by the depository for the same CPF of CNPJ number, the voting instruction of the depository shall prevail, pursuant to the provisions of article 21-W, §2 of CVM Instruction 481/2009.

Vale stresses that:

•                  Ballots sent by shareholders who are not eligible to vote in the Meeting or in the respective vote shall not be considered for purposes of vote calculation;

•                  for the purposes of vote calculation, only class “A” preferred shares held by each shareholder on the date the Meeting is conducted will be considered, regardless of the date the respective Ballot is sent, and if the shareholder sells shares between the date the respective Ballot is sent and the date the Annual Shareholders’ Meeting is conducted, the votes related to the shares sold will be disregarded;

•                  voting instructions from a certain CPF or CNPJ shall be attributed to all the shares held by that CPF or CNPJ, according to the shareholding positions provided by the depository, on the date of the Meeting.

III.                              The Vote

3.1.                            Voting Rights

Pursuant to §1st of article 136 of Law 6,404/76 together with item II of the same article, the effectiveness of the resolutions of the Meeting that imply in alterations to the preferences, advantages and redemption conditions or amortization of preferred shares shall be subject to prior approval or ratification, within a non-extendable term of one year, by holders of more than 50% of each class of affected preferred shares gathered in a special meeting.

Thus, considering that the Extraordinary Shareholders’ meeting of the Company, to be held on the same date as the Meeting, will deliberate upon, among other matters, the “proposal for conversion of all class “A” preferred shares issued by the Company into common shares, in the ratio of 0.9342 common share for each class “A” preferred shares, in case such matter is approved, its effectiveness will be subject to the ratification by shareholders of more than 50% of the class “A” preferred shares gathered in Special Meeting, excepted in the case of reduction of quorum authorized by CVM.

IV.                               Matters on the Agenda

All documents regarding the agenda of the Meeting are available to the shareholders at the main offices of Vale, on its website (www.vale.com) and on the websites of the CVM (www.cvm.gov.br), the B3 (www.b3.com.br), and the Securities and Exchange Commission (www.sec.gov).

4.1.                            Proposal to convert the remaining class “A” preferred shares issued by the Company into common shares.

On 08.11.2017 the term to adhere to the voluntary conversion of class “A” preferred shares issued by Vale into common shares has expired (the “Voluntary Conversion”), one of the steps of the corporate restructuring approved in the Extraordinary Shareholders’ Meeting held on 06.27.2017, with the purpose of transforming Vale into a company without a defined controlling shareholder and of allowing its listing in B3’s special listing segment, Novo Mercado.

As per the material fact notice disclosed on such date, 1,660,581,830 preferred shares (including preferred shares represented by preferred ADSs), corresponding to 84.4% of the outstanding class A preferred shares (excluding shares held in treasury), were delivered by its holders to be converted or exchanged, as the case may be.

The Company sought to identify the main reasons for the non-conversion of the residual portion of the preferred shares, having verified that the reasons for which a great number of shareholders kept preferred shares were (a) that they were passive investment funds that have the purpose of following reference index; (b) that they were natural persons that do not actively participate of the market and that, despite the Company’s efforts to disseminate information regarding the conversion, did not learn of the process within the timeframe to request the conversion or that are unable to take such measures because of not knowing their condition as shareholders or due to restrictions of other natures; or (c) operational pitfalls that prevented their manifestation within the term for conversion.

Due to the significant conversion of class A preferred shares and in the Company’s and its shareholders’ best interest, the Company intends to anticipate the unification of the types of class A preferred shares and common shares into one single type, which would not only allow the complete alignment of all of the Company’s shareholders but would also permit the anticipation of the adhesion to B3’s Novo Mercado, together with the clear and proven benefits resulting thereto.

In order to allow the remaining shareholders of class A preferred shares to convert their shares, and, simultaneously, anticipate the effects of the migration of Vale to B3’s Novo Mercado, the proposal for conversion of the remaining shares to be deliberated at the Meeting establishes that the conversion shall be carried out in the same ratio as the Voluntary Conversion, that is, 0.9342 common share for each class “A” preferred share (the “Conversion of Remaining Shares”).

The approval of the Conversion of Remaining Shares requires the favorable vote of (i) shareholders representing, at least, fifty percent (50%) of the voting shares in the Extraordinary Shareholders’ Meeting called for the same date as the Meeting; (ii) shareholders representing more than 50% of the class “A” preferred shares gathered in Special Meeting hereby convened.

Shareholders of preferred shares dissenting from the deliberation approving the Conversion of Remaining Shares shall have the right to withdraw from the Company, pursuant the provisions of art. 137 of Law 6,404/76, for the corresponding equity value of the shares. The withdrawal right shall be exercised within thirty (30) days as of the date of publication of the minutes of the Meeting.

Only dissenting shareholders that hold, uninterruptedly, title of their class “A” preferred shares from closing of the trading on 08.18.2017 until the date of the actual exercise of the right to withdraw shall have the withdrawal right. Shares purchased, including through “lease of shares”, as of 08.21.2017, including, shall not entitle their holders to the withdrawal right in connection with the Conversion of Remaining Shares.

As per art. 137, §3rd of Law 6,404/76, if the Conversion of Remaining Shares is approved, the management bodies may, within ten (10) days as of the end of the term for exercise of the withdrawal right, call a shareholders’ meeting to reconsider the deliberation due to the volume of exercised withdrawal.

Accordingly, the actual payment of the withdrawal amount, pursuant to art. 137, §3rd of Law 6,404/76, shall be subject and can only be requested after (a) the end of the 10-day term following the end of the term for exercising the withdrawal right, if management bodies do not exercise their right to call a shareholders’ meeting to ratify or reconsider the deliberation, or, (b) as the case may be, the ratification or reconsideration by the shareholders’ meeting to be duly called by the management bodies.

To vote on this subject, the shareholders are provided with the information required by Exhibits 17 and 20 of CVM Instruction 481/2009.

The Company hereby clarifies that, as set in the Voluntary Conversion, fractions of common shares resulting from the Conversion of Remaining Shares will be grouped into whole numbers of common shares and sold at auctions that will be held in due course at B3, with net proceeds from sale (after deduction of applicable fees and expenses, including selling commissions) reverted to the holders of the fractions in proportion to the fractions held by them at the date of the grouping of the shares.

About registered holders and beneficiaries of Class A Preferred American Depositary Shares (“ADS”), the Depositary will attempt to sell on the NYSE the total fractional number of Common Vale ADS’s that the investor is entitled to receive as a result of the conversion, distributing to these investors net proceeds (after deduction of applicable fees, taxes and charges, including commission fees) arising from any sale of the total fractional number of Vale ADS’s.

V.                                    ADDITIONAL INFORMATION

Any questions or clarifications on the matter listed in the Meeting Agenda can be resolved or obtained, as the case may be, through contact with the Investor Relations Office, including through email at vale.ri@vale.com.

VI. PROXY VOTE TEMPLATE

[ACIONISTA], [Qualificação] (“Outorgante”), neste ato nomeia e constitui como seu procurador o(a) Sr(a) [NOME], [NACIONALIDADE], [ESTADO CIVIL], [PROFISSÃO], com carteira de identidade nº [       ] e inscrito no CPF/MF sob o nº [      ], residente e domiciliado [ENDEREÇO], na Cidade [       ], Estado [       ] (“Outorgado”), ao qual confere poderes para representar o(a) Outorgante na Assembleia Especial de Preferencialistas Classe A da Vale S.A., a ser realizada, em primeira convocação no dia 18 de outubro de 2017, às 17h, e, se necessário, em segunda ou terceira convocação em data a ser informada oportunamente, para assinar o Livro de Registro de Presença de Acionistas da Vale S.A. e a ata dessa Assembleia Especial, e apreciar, discutir e votar o assunto constante da respectiva ordem do dia, em conformidade com as orientações estabelecidas abaixo:

[SHAREHOLDER], [Identification] (the “Grantor”), hereby appoints and designates [NAME], [CITIZENSHIP], [MARITAL STATUS], [PROFESSION], with ID no. [    ] and CPF/MF no. [      ], resident and domiciled at [ADDRESS], in the City of [       ], State of [       ] (the “Grantee”), as true and lawful attorney-in-fact to represent the Grantor at Special Meeting of Preferred Class “A” Shareholders to be held on first call on October 18, 2017, at 5 p.m., and, if necessary, on second or third call on a date to be duly informed, with powers to sign the Attendance Book of Vale S.A. Shareholders and the corresponding minutes of such Special Meeting, and evaluate, discuss and vote on the matter included in the agenda, in accordance with the voting instructions below:

Ordem do dia:	Agenda:

1) Conversão da totalidade das Ações Preferenciais Classe A em Ordinárias:	1) Conversion of all Class A Preferred Shares into Common Shares:

( ) a favor ( ) contra ( ) abstenção	( ) in favor ( ) against ( ) abstain

Este instrumento é válido por [ ], a partir da data de sua assinatura.	This power of attorney shall remain in effect for [ ] as of the date it is signed.
[Local], [Data].	[Place], [Date].

[Acionista]	[Shareholder]

Exhibit I — Absentee Ballot related to Special Shareholders Meeting of Vale S.A.

1.                                      Name or business name of the shareholder (without abbreviations)

2. CNPJ or CPF of the shareholder	2.1. Email address for the Company to send the shareholder confirmation of receipt of the ballot

3.                                      Guidelines for completion

Shareholders opting to exercise their absentee voting rights, under articles 21-A and following of CVM Instruction 481/2009, as amended (“CVM Instruction 481/2009”), must complete this Absentee Ballot (“Ballot”), which shall only be considered valid and the votes cast herein shall only be counted in the quorum for the Special Meeting of Preferred Class “A” Shareholders (“Meeting”) of Vale S.A. (“Vale” or “Company”) if the following instructions are observed:

(i) the shareholder must note above his or her name (or business name), as well as its CPF or CNPJ, as applicable, as well as an email address for any contact (to be completed in the appropriate field at the end of this Ballot);

(ii) all the fields must be duly completed;

(iii) all the pages must be initialed; and

(iv) the last page must be signed by the shareholder or its legal representative(s), as applicable and under prevailing law.

The Company does not require certified signatures on Ballots issued in Brazil or notarization of those issued outside of Brazil.

Please note that 10.11.2017 is the last day for RECEIPT of the Ballot through one of the three forms to be listed in item 4 below, and not the last day for it to be sent. If it is received after 10.11.2017, the votes will not be counted.

Shareholders opting to exercise their right to vote through the Ballot must observe the other rules and formalities described in the Manual for Participation in the Meeting and in item 12.2 of the Company’s Reference Form (Rules, policies and practices related to shareholders’ meetings), available on the CVM’s website (www.cvm.gov.br).

4.                                      Delivery guidelines, indicating the ability to send it directly to the Company or send instructions for completion to the depository or custodian

So that this Ballot is considered delivered, the Ballot and other required documents as mentioned below must be received at least seven days prior to the Meeting, i.e., by 10.11.2017 (inclusive). The shareholder opting to vote absentee must send the documents through one of the following alternatives:

1)             Send to Depository: the shareholder should transmit the instructions for completion of this Ballot to the depository of the Company’s issued shares (Banco Bradesco S.A.), only in the case of shares that are not deposited in the central depository, observing the procedures established and the documents required by the depository.

2)             Send to custodian: the shareholder should transmit the instructions for completion of this Ballot to the custodian of its shares, observing the procedures established and documents required by the respective custodian.

3)             Send directly to the Company: the shareholder may send this Ballot to the mailing address shown below, along with the documents required by the Company, as detailed in the Manual to the Meeting. The shareholder may also, if it prefers, send the documents to the Company in advance, by sending digitalized copies of the Ballot and the documents referred to above to the email address vale.ri@vale.com. Either way, it is indispensable that the Company receives the original (physical) copy of the Ballot and copies of the other documents sent before via email by the shareholder, by 10.11.2017.

For more clarifications, access the Manual for participation in the Meeting, available on the websites of the Company (www.vale.com), the Comissão de Valores Mobiliários (www.cvm.gov.br) and the B3 S.A. — Brasil, Bolsa, Balcão (www.b3.com.br) on the internet. If you have questions, contact the Investor Relations Office at the phone number +55 21 3485-3900 or by email at vale.ri@vale.com.

The present Ballot will be valid and the votes hereto counted until the end of the administrative procedures of the Shareholders Meeting, in first, second or third call, independently of the date of installation of the second or of the third call.

5.                                      Mailing address and e-mail for sending the absentee ballot, in case the shareholder wishes to send the document directly to the Company

Attn: Departamento de Relações com Investidores

Address: Avenida das Américas n. 700, bloco 8, 2 andar, loja 218, Barra da Tijuca, Rio de Janeiro — RJ, CEP 22640-100, to the care of the Investor Relations Office.

email: vale.ri@vale.com

6.                                      Recommendation of the institution hired by the Company to render services of securities depository, with name, physical address and e-mail address and telephone number for contact

Banco Bradesco S.A. (Bradesco)

Telephone number for contact: 0800 701 1616

e-mail: 4010.acecustodia@bradesco.com.br

As informed in the Manual of the Meeting, Bradesco informs that the information above was inserted solely so the shareholder can have a channel to ask any questions related to sending the ballot to the depository agent. However, Bradesco will not accept the receipt of Ballots through electronic mail, and only ballots submitted through any Bradesco branch shall be considered, in the terms and conditions set forth in the Manual of the Meeting.

Resolutions

Simple Resolution

7.                                      Conversion of all class “A” preferred shares issued by Vale into common shares in the ratio of 0.9342 common shares for each class “A” preferred share:

[   ] Approve         [   ] Reject         [   ] Abstain

[City], [date]

Name and signature of Shareholder

Exhibit II- Information required pursuant to art. 17 of Instruction CVM n. 481/2009

1. In case of creation of preferred shares or new class of preferred shares:

Not applicable.

2. In case of alteration of the preferences, advantages or conditions for redemption or amortization of preferred shares

(A) Describe, in detail, the proposed alterations

The proposal involves the conversion of the remaining class “A” preferred shares into common shares issued by the Company in the ratio of 0.9342 common share for each class “A” preferred share (“Conversion of Remaining Shares”), in the same the conversion ratio of the voluntary conversion of class “A” preferred shares issued by Vale into common shares on 08.11.2017 (the “Voluntary Conversion”).

(B) Justify, in detail, the proposed alterations

On 08.11.2017 the term to adhere to the Voluntary Conversion, one of the steps of the corporate restructuring approved in the Extraordinary Shareholders’ Meeting held on 06.27.2017, with the purpose of transforming Vale into a company without a defined controlling shareholder and of allowing its listing in B3’s special listing segment, Novo Mercado.

As per the material fact notice disclosed on such date, 1,660,581,830 preferred shares (including preferred shares represented by preferred ADSs), corresponding to 84.4% of the outstanding preferred shares (excluding shares held in treasury), were delivered by its holders to be converted or exchanged, as the case may be.

The Company sought to identify the main reasons for the non-conversion of the residual portion of the preferred shares, having verified that the reasons for which a great number of shareholders kept preferred shares were (a) that they were passive investment funds that have the purpose of following reference index; (b) that they were natural persons that do not actively participate of the market and that, despite the Company’s efforts to disseminate information regarding the conversion, did not learn of the process within the timeframe to request the conversion or that are unable to take such measures because of not knowing their condition as shareholders or due to restrictions of other natures; or (c) operational pitfalls that prevented their manifestation within the term for conversion.

Due to the significant conversion of preferred shares and in the Company’s and its shareholders’ best interest, the Company intends to anticipate the unification of the types of shares into one single type, which would not only allow the complete alignment of all of the Company’s shareholders but would also permit the anticipation of the adhesion to B3’s Novo Mercado, together with the clear and proven benefits resulting thereto.

(C) Provide detailed analysis of the impacts of the proposed alterations to the holders of preferred shares

Once the Conversion of Remaining Shares is approved by the Extraordinary Shareholders’ Meeting and ratified by the Special Shareholders’ Meeting of shareholders of class “A” preferred shares, they will have their Class A preferred shares in the Company replaced by common shares, subject to the conversion ratio of 0.9342 common share to each class “A” preferred share.

Currently class “A” preferred shares issued by the Company grant its holders the following preferences and advantages: (i) right to vote for all matters submitted to the Shareholders’ Meeting, except voting for election of members of the Board of Directors, provided the opportunity given to its holders to elect, together with the minority holders of common shares, one member of the Board of Directors through separate election process, pursuant to §3rd of article 11 of the By-Laws and §5th of article 141 of Law 6,404/76 (after the Voluntary Conversion the shareholders of preferred shares represented 6% of the total capital stock of Vale not being entitled, therefore, to the right granted by §2nd of article 11 of the By-Laws and §4th of article 141 of Law 6,404/76); and (ii) priority to receive minimum dividends corresponding to (a) three percent (3%) of the equity value of the shares, calculated based on the financial statement prepared for the purpose of dividend payment or (b) six percent (6%) of their pro rata share of our paid-in capital, whichever is higher.

Upon conversion into common stock, current holders of class “A” preferred shares shall have the following rights: (i) right to vote for all matters submitted to the Shareholders’ Meeting; (ii) right to participate in the distribution of profits and earnings in equal conditions with the remaining holders of common shares; (iii) right to have their shares included in a potential public tender offer due to the sale of control of the Company whereby equal treatment as that given to the controlling shareholder shall be ensured, as provided for in article 47 of the By-Laws; and (iv) right to have their shares included in a potential public tender offer made by any shareholder that becomes a holder or that became a holder, for any reason, of shares issued by the Company representing twenty-five percent (25%) or more of the common shares issued by the Company, as provided for in article 51 of the By-Laws.

(D) Provide detailed analysis of the impact of the proposed alterations on the rights of holders of other types and classes of shares of the Company

The rights currently granted by the By-Laws to other types and classes of shares issued by Vale will remain in unchanged, therefore the conversion will not affect such rights.

The conversion of Class A preferred shares into common shares have the objective to anticipate the adhesion to B3’s Novo Mercado, with the benefits for all shares of the Company.

Exhibit III — Information required by art. 20 of CVM Instruction 481/2009

(1) Describe the event that originated or that will originate the withdrawal right and its legal grounds

The conversion of class “A” preferred shares issued by the Company into common shares, event provided for in article 137 together with article 136, item II, of Law 6,404/76.

(2) Inform the shares and classes to which the withdrawal right applies to

Class “A” preferred shares issued by the Company dissident of the Meeting that approves the conversion.

(3) Inform the date of the first publication of the call notice of the meeting, as well as date of disclosure of the material fact notice regarding the deliberation that gave or give rise to the withdrawal right

The call notices of the Extraordinary Shareholders’ Meeting and of the Special Shareholders’ Meeting of holders of class “A” preferred shares will be published, for the first time, on September 18, 2017. The Company’s intention when promoting the conversion of class “A” preferred shares into common shares was initially disclosed to the market through the Material Fact Notice of August 18, 2017.

(4) Inform the term for exercise of the withdrawal right and the date that shall be taken into account for purposes of determining which shareholders will be entitled to exercise the withdrawal right

The term for exercising the withdrawal right shall be of thirty (30) days as of the publication of the minutes of the Special Shareholders’ Meeting of holders of class “A” preferred shares that approves the conversion into common shares.

Only dissenting shareholders that hold, uninterruptedly, title of their preferred shares from closing of the trading on 08.18.2017, date of the Material Fact about the conversion, until the date of the actual exercise of the right to withdraw shall have the withdrawal right. Shares purchased, including through “lease of shares”, as of 08.21.2017, including, shall not entitle their holders to the withdrawal right in connection with the mandatory conversion into common shares.

(5) Inform the amount of refund per share

The equity value per share of the Company, based on the equity value as per the Financial Statement of the Company dated December 31, 2016, approved by the Ordinary Shareholders’ Meeting on April 20, 2017, is of R$24.26, amount that shall be used as the price to be paid to dissident shareholders of the deliberation regarding the conversion of class “A” preferred shares into common shares that effectively exercise the withdrawal right, observing the possibility that the management bodies rght to call a shareholders´ meeting to reconsider the conversion.

(6) Inform the calculation of the amount of refund

Pursuant to article 45 of Law 6,404/76, the amount of the refund of the Company is calculated based on its equity value as per the last balance sheet approved in Shareholders’ Meeting.

(7) Inform if the shareholders shall have the right to request the drawing of a special balance sheet

Yes.

(8) In the event that the amount of refund is determined by means of appraisal, list the appraisers or specialized companies recommended by management

Not applicable.

(9) In the event of amalgamation, merger of shares or mergers involving the controlling, controlled and under same control companies

Not applicable

(10) Inform the equity value of each share calculated pursuant to the last approved balance sheet

The equity value per share of the Company, based on the equity value as per the Financial Statement of the Company dated December 31, 2016, approved by the Ordinary Shareholders’ Meeting on April 20, 2017, is of R$24.26.

(11) Inform the price of each class or type of shares to which the withdrawal right applies to in the markets in which it is negotiated, identifying:

(a) Minimum, average and maximum price in the last three (3) years

	Minimum	Average	Maximum
2014	16.00	25.95	31.92
2015	9.32	15.52	20.30
2016	6.57	14.69	27.84
2017	22.85	28.07	34.24

(b) Minimum, average and maximum price in each quarter in the last two (2) years

	Minimum	Average	Maximum
1st Quarter - 2015	15.45	17.95	20.10
2nd Quarter - 2015	14.95	17.11	20.30
3rd Quarter - 2015	12.27	14.58	16.00
4th Quarter - 2015	9.32	12.46	16.26
1st Quarter - 2016	6.57	8.96	12.78
2nd Quarter - 2016	11.24	12.91	16.68
3rd Quarter - 2016	12.78	14.78	16.17
4th Quarter - 2016	15.55	22.08	27.84
1st Quarter - 2017	22.85	29.39	34.24
2nd Quarter - 2017	24.06	25.92	28.97

(c) Minimum, average and maximum price in each month in the last six (6) months

	Minimum	Average	Maximum
March/2017	27.29	29.18	31.87
April/2017	25.37	26.84	28.97
May/2017	24.44	25.69	27.04
June/2017	24.06	25.37	26.91
July/2017	26.71	27.69	29.17
August/2017	28.59	29.91	32.57

(d) Average price for the last ninety (90) days

Average price between 06.15.2017 and 09.12.2017 — R$28.70

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: September 22, 2017		Director of Investor Relations